UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100) (Amendment No. 1)

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

Response Biomedical Corp.

(Name of Issuer)

Response Biomedical Corp.

Samuel D. Isaly

1077801 B.C. Ltd.

OrbiMed Asia Partners, L.P.

OrbiMed Private Investments III, LP

OrbiMed Associates III, L.P.

OrbiMed Advisors LLC

OrbiMed Advisors Limited

Shanghai Runda Medical Technology Co., Ltd.

(Names of Persons Filing Statement)

Common Stock Without Par Value
(Title of Class of Securities)

76123L303
(CUSIP Number of Class of Securities)

Barbara R. Kinnaird Response Biomedical Corp. 1781 – 75th Avenue W. Vancouver, British Columbia, Canada V6P 6P2 Telephone: (604) 456-6010 Facsimile: (604) 456-6066

Samuel D. Isaly

1077801 B.C. Ltd.

OrbiMed Asia Partners, L.P.

OrbiMed Private Investments III, LP

OrbiMed Associates III, L.P.

OrbiMed Advisors LLC

OrbiMed Advisors Limited

601 Lexington Avenue, 54th Floor

New York, NY 10022

Telephone: (212) 739-6400

Liu Hui

Shanghai Runda Medical Technology Co., Ltd.

Room D-I, 15/F

Orient International Science & Technology Mansion

58 Xiangcheng Rd., Pudong District, Shanghai

Post: 200122, People’s Republic of China

Telephone: +86(21) 5109 6821

Facsimile: +86(21) 5081 7909

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Martin J. Waters Wilson Sonsini Goodrich & Rosati, Professional Corporation 12235 El Camino Real, Suite 200 San Diego, CA 92130 Telephone: (858) 350-2300 Facsimile: (858) 350-2399	Steve McKeon Blake, Cassels & Graydon LLP 595 Burrard Street, P.O. Box 49314 Suite 2600, Three Bentall Centre Vancouver, BC, Canada V7X 1L3 Telephone: (604) 631-3300 Facsimile: (604) 631-3309	Curtis Cusinato Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, ON, Canada M5L 1B9 Telephone: (416) 869-5221 Facsimile: (416) 947-0866

This statement is filed in connection with (check the appropriate box):
a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐ The filing of a registration statement under the Securities Act of 1933.
c. ☐ A tender offer.
d. ☐ None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE
TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
$3,262,954	$329

*

In accordance with Exchange Act Rule 0-11(c), the filing fee of US $329 was determined by multiplying .0001007 by the aggregate Arrangement Consideration of US $3,262,954. The aggregate Arrangement Consideration was calculated based on the sum of 3,344,822 outstanding shares of Common Stock as of June 22, 2016 to be acquired pursuant to the Arrangement, and the 162,484 shares of common stock subject to restricted stock units and deferred stock units multiplied by the US $0.87 per share Arrangement Consideration and adding the foregoing sum to US $211,598 (the amount of stock-based compensation that may be issued prior to the closing of the merger), which is the product obtained by multiplying 708,526, representing the number of outstanding employee stock options, by approximately US $0.30, representing the per share merger consideration of US $0.87 less the approximately US $0.58 weighted average exercise price of the outstanding employee stock options. A filing fee of US $474 was previously paid in connection with the filing of a Schedule 14A related to the transaction on June 24, 2016.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $473.91	Filing Party: Response Biomedical Corp.
Form or Registration No.: Schedule 14A	Date Filed: June 24, 2016

-i-

INTRODUCTION

This Rule 13E-3 Transaction Statement, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Response Biomedical Corp. (the “Company”), a British Columbia, Canada corporation and the issuer of the shares of common stock, without par value (the “Common Stock”) that are subject to the Rule 13e-3 transaction; (ii) 1077801 B.C. Ltd. (the “Purchaser”); (iii) OrbiMed Asia Partners, L.P.; (iv) Orbimed Private Investments III, LP; (v) Orbimed Associates III, LP; (vi) OrbiMed Advisors LLC, (vii) OrbiMed Advisors Limited, (viii) Samuel D. Isaly, and (ix) Shanghai Runda Medical Technology Co., Ltd. (“Runda”). Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.” In this Transaction Statement OrbiMed Asia Partners, L.P., Orbimed Private Investments III, LP, Orbimed Associates III, L.P., OrbiMed Advisors LLC, OrbiMed Advisors Limited, Samuel D. Isaly, and Shanghai Runda Medical Technology Co., Ltd. are referred to collectively as the “Purchaser Group.” The Purchaser Group owns all outstanding shares of the Purchaser.

This Transaction Statement relates to the Arrangement Agreement, dated June 16, 2016 (as it may be amended from time to time, the “Arrangement Agreement,” and the transactions contemplated thereby, the “Arrangement”) among the Company and the Purchaser. Pursuant to the Arrangement, the Purchaser will, among other things, acquire all of the issued and outstanding common shares of the Company.

The Board (other than Peter A. Thompson and Jonathan J. Wang, who recused themselves from the vote of the Board), based in part on the unanimous recommendation of the Special Committee, has (a) determined unanimously that the Arrangement is advisable, and in the best interests of, the Company’s shareholders (other than the members of the Purchaser Group any rollover shareholders or any person that the Company has determined to be a Section 16 Officer of the Company pursuant to Rule 16a-1(f) of the Exchange Act) and including the unaffiliated shareholders, (b) approved unanimously the Arrangement, and (c) resolved unanimously to recommend that the Company’s shareholders vote “FOR” the proposal to adopt the Arrangement Agreement and approve the Arrangement.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to the definitive version of which the Company’s board of directors is soliciting proxies from stockholders of the Company in connection with the Arrangement. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Arrangement Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 have the meanings given to them in the Proxy Statement.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement was supplied by the Company. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

Item 1. Summary Term Sheet.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Arrangement”

Item 2. Subject Company Information.

(a)           Name and Address. The Company’s name and the address and telephone number of its principal executive offices are as follows:

Response Biomedical Corp.
1781 - 75th Avenue W.
Vancouver, British Columbia, Canada
V6P 6P2
(604) 456-6010

(b)           Securities. The subject class of equity securities is the Common Stock of the Company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Special Meeting – Voting Information”

“Important Information About Response – Security Ownership”

(c)           Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information About Response – Trading in Securities to be Acquired”

(d)           Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“The Arrangement Agreement – Covenants”

“Important Information About Response – Dividend Policy”

(e)           Prior Public Offerings. None.

(f)            Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information About Response – Previous Purchases and Sales”

Item 3. Identity and Background of Filing Person.

(a) Name and Address. Response Biomedical Corp. is the subject company. With respect to the Company, the information set forth in Item 2(a) above is incorporated herein by reference. With respect to each current executive officer and director of the Company, the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information About Response – Company Background”

Annex I – Additional Information About the Filing Persons.

With respect to all Filing Persons other than the Company, the information set forth on the cover page to this Schedule 13E-3 is incorporated herein by reference.

(b) Business and Background of Entities. With respect to all Filing Persons other than the Company, the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Parties to the Arrangement Agreement”

“The Parties to the Arrangement”

“Important Information About Response –Security Ownership”

(c) Business and Background of Natural Persons. With respect to the current executive officers and directors of the Company and the Purchaser Group Members, the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information About Response – Company Background”

“Important Information About Response – Executive Officers and Directors”

Annex I – Additional Information About the Filing Persons.

Item 4. Terms of the Transaction.

(a)(1)      Tender Offers. Not applicable.

(a)(2)      Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Arrangement”

“Special Factors – Background of the Arrangement”

“Special Factors – Reasons for the Arrangement; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Arrangement”

“Special Factors – Purchaser Group Members’ Purposes and Reasons for the Arrangement”

“Special Factors – Position of the Purchaser Group as to Fairness of the Arrangement”

“Special Factors – Plans for the Company After the Arrangement”

“Special Factors – Certain Effects of the Arrangement”

“Special Factors – Interests of the Company’s Directors and Executive Officers in the Arrangement”

“Special Factors – Anticipated Accounting Treatment of the Arrangement”

“Special Factors – Material U.S. Federal Income Tax Consequences of the Arrangement”

“The Special Meeting – Voting Information”

“The Arrangement – Conditions Precedent to the Arrangement”

“Agreements Involving Common Stock – Voting Agreements”

(b)           Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Arrangement

“Special Factors – Certain Effects of the Arrangement”

“Special Factors – Interests of the Company’s Directors and Executive Officers in the Arrangement”

(c)           Different Terms. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference

“Summary Term Sheet”

“Special Factors – Reasons for the Arrangement; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Arrangement”

“Special Factors – Certain Effects of the Arrangement”

“Special Factors – Interests of the Company’s Directors and Executive Officers in the Arrangement”

“Important Information About Response – Previous Purchases and Sales”

Advisory Vote Regarding Merger-Related Compensation Proposal – Golden Parachute Compensation”

(d)           Appraisal Rights. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Arrangement”

“Regulatory Matters”

“Dissent Rights”

Annex C: Division 2 of Part 8 of the Business Corporations Act (British Columbia).

(e)           Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Unaffiliated Stockholders”

(f)            Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a)(1)-(2)     Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Background of the Arrangement”

“Special Factors – Interests of the Company’s Directors and Executive Officers in the Arrangement”

“Agreements Involving Common Stock”

“Important Information About Response –Previous Purchases and Sales”

(b)-(c)     Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Background of the Arrangement”

“Special Factors – Reasons for the Arrangement; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Arrangement”

“Special Factors – Purchaser Group Members’ Purposes and Reasons for the Arrangement”

“Special Factors – Position of Purchaser Group as to Fairness of the Arrangement”

“Special Factors – Plans for the Company After the Arrangement”

“Special Factors – Interests of the Company’s Directors and Executive Officers in the Arrangement”

“The Arrangement Agreement”

“Agreements Involving Common Stock”

Annex A: Arrangement Agreement

Exhibit (d)(2): Form of Voting Agreement

Exhibit (d)(3): Form of Rollover Agreement

(e)           Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Certain Effects of the Arrangement”

“Special Factors – Financing”

“Special Factors – Interests of the Company’s Directors and Executive Officers in the Arrangement”

“The Special Meeting – Voting Information”

“The Arrangement Agreement”

“Agreements Involving Common Stock”

“Important Information About Response – Previous Purchases and Sales”

Annex E: Plan of Arrangement

Exhibit (d)(2): Form of Voting Agreement

Exhibit (d)(3): Form of Rollover Agreement

Item 6. Purposes of the Transaction and Plans or Proposals.

(b)           Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Arrangement”

“Special Factors – Certain Effects of the Arrangement”

“Special Factors – Plans for the Company After the Arrangement”

“Special Factors – Financing”

“Agreements Involving Common Stock”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Arrangement”

“Special Factors – Introduction”

“Special Factors – Background of the Arrangement”

“Special Factors – Reasons for the Arrangement; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Arrangement”

“Special Factors – Purchaser Group Members’ Purposes and Reasons for the Arrangement”

“Special Factors – Plans for the Company After the Arrangement”

“Special Factors — Certain Effects of the Arrangement”

“Special Factors – Financing”

“Special Factors – Interests of the Company’s Directors and Executive Officers in the Arrangement”

“Agreements Involving Common Stock”

“Important Information About Response – Dividend Policy”

“Important Information About Response – Previous Purchases and Sales”

“Delisting and Deregistration of Common Stock”

Annex E: Plan of Arrangement

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)           Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference

“Summary Term Sheet”

“Special Factors – Introduction”

“Special Factors – Background of the Arrangement”

“Special Factors – Reasons for the Arrangement; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Arrangement”

“Special Factors – Purchaser Group Members’ Purposes and Reasons for the Arrangement”

“Special Factors – Position of the Purchaser Group as to Fairness of the Arrangement”

(b)           Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Introduction”

“Special Factors – Background of the Arrangement”

“Special Factors – Reasons for the Arrangement; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Arrangement”

(c)           Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Introduction”

“Special Factors – Background of the Arrangement”

“Special Factors – Reasons for the Arrangement; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Arrangement”

“Special Factors – Purchaser Group Members’ Purposes and Reasons for the Arrangement”

“Special Factors – Certain Effects of the Arrangement”

(d)           Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Arrangement”

“Special Factors – Background of the Arrangement”

“Special Factors – Reasons for the Arrangement; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Arrangement”

“Special Factors – Purchaser Group Members’ Purposes and Reasons for the Arrangement”

“Special Factors—Position of the Purchaser Group as to Fairness of the Arrangement”

“Special Factors – Plans for the Company After the Arrangement”

“Special Factors – Certain Effects of the Arrangement”

“Special Factors – Projected Financial Information”

“Special Factors – Financing”

“Special Factors – Interests of the Company’s Directors and Executive Officers in the Arrangement”

“Special Factors – Material U.S. Federal Income Tax Consequences of the Arrangement”

“Special Factors – Material Canadian Federal Income Tax Consequences of the Arrangement”

“Special Factors – Residents of Canada”

“Special Factors – Anticipated Accounting Treatment of the Arrangement”

“Agreements Involving Common Stock”

“Dissent Rights”

“Advisory Vote Regarding Arrangement-Related Compensation Proposal”

Annex E: Plan of Arrangement

Item 8. Fairness of the Transaction.

(a)-(b)     Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Background of the Arrangement”

“Special Factors – Reasons for the Arrangement; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Arrangement”

“Special Factors – Recommendation of the Board”

“Special Factors – Opinion of Financial Advisor to the Special Committee”

“Special Factors – Purchaser Group Members’ Purposes and Reasons for the Arrangement”

“Special Factors – Position of Purchaser Group as to Fairness of the Arrangement”

“Special Factors – Interests of the Company’s Directors and Executive Officers in the Arrangement”

“Important Information About Response – Company Background”

“Important Information About Response – Ratio of Earnings to Fixed Charges”

“Important Information About Response – Book Value Per Share”

“Important Information About Response – Trading in Securities to be Acquired”

“Important Information About Response – Previous Purchases and Sales”

“Important Information About Response – Previous Distributions”

Annex B: Opinion of Bloom Burton & Co. Ltd.

Exhibit (c)(2): Presentation, dated June 6, 2016, of Bloom Burton & Co. Ltd. to the Special Committee.

(c)           Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Arrangement”

“The Special Meeting – Voting Information”

“The Arrangement Agreement – Conditions Precedent to the Arrangement”

(d)           Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Background of the Arrangement”

“Special Factors—Reasons for the Arrangement; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Arrangement”

“Special Factors – Opinion of Financial Advisor to the Special Committee”

Annex B: Opinion of Bloom Burton & Co. Ltd.

Exhibit (c)(2): Presentation, dated June 6, 2016, of Bloom Burton & Co. Ltd. to the Special Committee.

(e)           Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Arrangement”

“Special Factors – Background of the Arrangement”

“Special Factors – Reasons for the Arrangement; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Arrangement”

“Special Factors – Recommendation of the Board”

“Approval of Directors”

(f)            Other Offers. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors – Background of the Arrangement”

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

(a)-(c)     Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Background of the Arrangement”

“Special Factors – Reasons for the Arrangement; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Arrangement”

“Special Factors – Opinion of Financial Advisor to the Special Committee”

“Where You Can Find More Information”

Annex B: Opinion of Bloom Burton & Co. Ltd.

Exhibit (c)(2): Presentation, dated June 6, 2016, of Bloom Burton & Co. Ltd. to the Special Committee.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)-(b)     Source of Funds; Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors – Financing”

(c)           Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Financing”

“Special Factors – Fees and Expenses”

“The Arrangement Agreement – Expenses”

(d)           Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company.

(a)           Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Regulatory Matters”

“Important Information About Response – Security Ownership”

(b)           Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Financing”

“Agreements Involving Common Stock”

“Important Information About Response – Previous Purchases and Sales”

Item 12. The Solicitation or Recommendation.

(d)           Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Arrangement”

“Special Factors – Reasons for the Arrangement; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Arrangement”

“Special Factors – Recommendation of the Board”

“Special Factors – Purchaser Group Members’ Purposes and Reasons for the Arrangement”

“Special Factors – Position of Purchaser Group as to Fairness of the Arrangement”

“Special Factors – Financing”

“Special Factors – Interests of the Company’s Directors and Executive Officers in the Arrangement”

“The Special Meeting – Voting Information”

“Agreements Involving Common Stock – Voting Agreement”

(e)           Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Arrangement”

“Special Factors – Background of the Arrangement”

“Special Factors – Reasons for the Arrangement; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Arrangement”

“Special Factors – Purchaser Group Members’ Purposes and Reasons for the Arrangement”

“Special Factors – Position of the Purchaser Group as to Fairness of the Arrangement”

Item 13. Financial Information.

(a)           Financial Statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information About Response – Additional Financial and Business Information”

“Important Information About Response – Ratio of Earnings to Fixed Charges”

“Important Information About Response – Book Value Per Share”

“Where You Can Find More Information”

The audited financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and the financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, filed as Annex G and H, respectively, to the Proxy Statement and are incorporated herein by reference.

(b)           Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)-(b)     Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Arrangement”

“Special Factors – Background of the Arrangement”

“Special Factors – Fees and Expenses”

“The Special Meeting”

Item 15. Additional Information.

(b)           Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Interests of the Company’s Directors and Executive Officers in the Arrangement”

“Advisory Vote Regarding Arrangement-Related Compensation”

(c)           Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits.

Exhibit Number	Description
(a)(1)

Proxy Statement of Response Biomedical Corp. (incorporated by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission on June 24, 2016, and incorporated herein by reference (the “Proxy Statement”)).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).
(a)(3)	Letter to the Company Shareholders (incorporated herein by reference to the Proxy Statement).
(a)(4)	Notice of Special Meeting of Shareholders and Information Circular (incorporated herein by reference to the Proxy Statement).
(a)(5)	Press Release dated June 16, 2016 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed June 20, 2016 and incorporated herein by reference).
(c)(1)	Opinion of Bloom Burton & Co., Ltd. dated June 15, 2016 (incorporated herein by reference to Annex B of the Proxy Statement).
(c)(2)	Presentation, dated June 6, 2016, of Bloom Burton & Co., Ltd. to the Special Committee. *
(d)(1)	Arrangement Agreement, dated June 16, 2016, among the Company and 1077801 B.C. Ltd. (incorporated herein by reference to Annex A of the Proxy Statement).
(d)(2)	Form of Voting and Support Agreement, dated as of June 16, 2016, by and among 1077801 B.C. Ltd., and the officers and directors of Response Biomedical Corporation. *
(d)(3)	Form of Rollover Letter. *
(d)(4)	Resolutions of the shareholders (incorporated herein by reference to Annex D of the Proxy Statement).
(f)	Division 2 of Part 8 of the Business Corporations Act (British Columbia) (incorporated herein by reference to Annex C of the Proxy Statement).

*- Previously filed on June 27, 2016

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2016

RESPONSE BIOMEDICAL CORP.

By:	/s/ Barbara R. Kinnaird
Name:	Barbara R. Kinnaird
Title:	Chief Executive Officer

1077801 B.C. LTD.

By:	/s/ Liu Hui
Name:	Liu Hui
Title:	Director

ORBIMED ASIA PARTNERS, L.P.

By:	OrbiMed Asia GP, L.P., its General Partner

By:	OrbiMed Advisors Limited, its General Partner

By:	/s/ Samuel Isaly
Name:	Samuel Isaly
Title:	Director

ORBIMED PRIVATE INVESTMENTS III, LP

By:	OrbiMed Capital GP III LLC, its General Partner

By:	OrbiMed Advisors LLC, its Managing Member

By:	/s/ Samuel Isaly
Name:	Samuel Isaly
Title:	Managing Member

ORBIMED ASSOCIATES III, L.P.

By:	OrbiMed Advisors LLC, its General Partner

By:	/s/ Samuel Isaly
Name:	Samuel Isaly
Title:	Managing Member

ORBIMED ADVISORS LLC

By:	/s/ Samuel Isaly
Name:	Samuel Isaly
Title:	Managing Member

ORBIMED ADVISORS LIMITED

By:	/s/ Samuel Isaly
Name:	Samuel Isaly
Title:	Managing Member

/s/ Samuel Isaly
Samuel Isaly

SHANGHAI RUNDA MEDICAL TECHNOLOGY CO., LTD.

By:	/s/ Liu Hui
Name:	Liu Hui
Title:	Chairman

Exhibit Index

Exhibit Number	Description
(a)(1)

Proxy Statement of Response Biomedical Corp. (incorporated by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission on June 24, 2016, and incorporated herein by reference (the “Proxy Statement”)).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).
(a)(3)	Letter to the Company Shareholders (incorporated herein by reference to the Proxy Statement).
(a)(4)	Notice of Special Meeting of Shareholders and Information Circular (incorporated herein by reference to the Proxy Statement).
(a)(5)	Press Release dated June 16, 2016 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed June 20, 2016 and incorporated herein by reference).
(c)(1)	Opinion of Bloom Burton & Co., Ltd. dated June 15, 2016 (incorporated herein by reference to Annex B of the Proxy Statement).
(c)(2)	Presentation, dated June 6, 2016, of Bloom Burton & Co., Ltd. to the Special Committee. *
(d)(1)	Arrangement Agreement, dated June 16, 2016, among the Company and 1077801 B.C. Ltd. (incorporated herein by reference to Annex A of the Proxy Statement).
(d)(2)	Form of Voting and Support Agreement, dated as of June 16, 2016, by and among 1077801 B.C. Ltd., and the officers and directors of Response Biomedical Corporation. *
(d)(3)	Form of Rollover Letter. *
(d)(4)	Resolutions of the shareholders (incorporated herein by reference to Annex D of the Proxy Statement).
(f)	Division 2 of Part 8 of the Business Corporations Act (British Columbia) (incorporated herein by reference to Annex C of the Proxy Statement).

*- Previously filed on June 27, 2016